File No. 812-[     ]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

HAMILTON LANE PRIVATE ASSETS FUND, HAMILTON LANE PRIVATE INFRASTRUCTURE FUND, HAMILTON LANE PRIVATE SECONDARY FUND, HL SCOPE RIC LLC, HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND, HAMILTON LANE CREDIT INCOME FUND, HAMILTON LANE ADVISORS, L.L.C., EDGEWOOD PARTNERS II LP, EDGEWOOD PARTNERS III, L.P., GREEN CORE FUND, L.P., HAMILTON LANE CAPITAL TOWER FUND LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP, HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP, HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP, HL-HP GLOBAL INVESTMENTS LP, SRCS HL PE 1 (MASTER) LP, HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P., HL PRIVATE ASSETS HOLDINGS LP, INNOVATION LANE LP, KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP, LIBRA TAURUS PE FUND MASTER LP, MORAN REAL ASSET FUND II, L.P., MORAN REAL ASSET FUND III, L.P., NEW YORK CREDIT CO-INVESTMENT FUND II LP, PENHA FUND I L.P., PENHA FUND II L.P., PHOENIX HL L.P., RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP, RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP, SIXTH STOCKHOLM CI-SPV LP, SRE HL PE 1 (MASTER) LP, SREH HL PE 1 (MASTER) LP, SRZ HL PE 1 (MASTER) LP, TARRAGON MASTER FUND LP, TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP, WPP HL CREDIT OPPORTUNITIES FUND LP, SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP, HL CANADA HEALTH LP, CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P., CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP, HL ALPHA CI SPV LP, ETHMAR TECHNOLOGY MASTER FUND LP, APA HOLDINGS LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP, HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP, HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND, HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP, HAMILTON LANE IMPACT FUND II LP, HL IMPACT II HOLDINGS LP, HAMILTON LANE IMPACT FUND III-A LP, HAMILTON LANE IMPACT FUND III-B LP, HL IMPACT III HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP, HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP, HAMILTON LANE NM FUND I LP, HL PRIVATE MARKETS ACCESS HOLDINGS SCSP, HAMILTON LANE RE OPPORTUNITIES FUND I LP, HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A), HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B), HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2, HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF, HLSF VI HOLDINGS 3 LP, HLSF VI BLOCKER (CAYMAN) LP, HLSF VI BLOCKER (DE) LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP, HL VAF I HOLDINGS TRANSACTION LP, HL GM PRIVATE MARKETS ACCESS FUND LP, HL GROWTH EQUITY CLUB FUND, HL LARGE BUYOUT CLUB FUND VII, HL VENTURE CAPITAL CLUB FUND, HL VENTURE CAPITAL CLUB FUND II, NEW FINANCE STREET L.P., HK ORIENTAL PEARL, LPF, HUDSON RIVER CO-INVESTMENT FUND IV L.P., HL BILLY IMPACT PE MASTER FUND LP, KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP, KIC HL CO-INVESTMENT FUND, LP, KIC HL CO-INVESTMENT MASTER FUND, LP, KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP, MMAA HL CO-INVESTMENT MASTER FUND, LP, EDGEWOOD PARTNERS IV LP, NEW YORK CREDIT SBIC FUND II LP, RAPM NM SECONDARY OPPORTUNITY FUND, L.P., HL P PLUS ESG CO-INVEST FUND I LP , HL PPLUS CO-INVEST FUND LP, HL PNB SMA MASTER FUND LP, HL STRATEGIC RE IRISH HOLDINGS LLC, SMART AIR AND ENERGY MASTER FUND LP, HAMILTON LANE PE PROGRAM MASTER FUND L.P., HL ENVIRONMENTAL FUND LP, HAMILTON LANE VA RE SMA, LP, MORAN REAL ASSET FUND IV, L.P., HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP, 2020 TACTICAL MARKET FUND LP, ASTRO MASTER FUND III LP, DIRECT CREDIT FUND LP, DRAGON HL L.P., FIFTH STOCKHOLM CI SPV L.P., FINANCE STREET AIV SPLITTER L.P., FLORIDA GROWTH FUND II LLC, HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P., HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP, HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP, HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II, HAMILTON LANE SECONDARY FUND VI-A LP, HAMILTON LANE SECONDARY FUND VI-B LP, HAMILTON LANE SMID II HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022, HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP, HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P., HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III, HL ENPAM FUND SPLITTER LP, HL IMPACT HOLDINGS LP, HL INTERNATIONAL INVESTORS L.P. SERIES M, HL INTERNATIONAL INVESTORS L.P. SERIES N, HL INTERNATIONAL INVESTORS L.P. SERIES O, HL INTERNATIONAL INVESTORS L.P. SERIES Q, HL INTERNATIONAL INVESTORS LP SERIES I, HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES, HL INTERNATIONAL INVESTORS LP, SERIES H1, HL INTERNATIONAL INVESTORS LP, SERIES H2, HL INTERNATIONAL INVESTORS LP, SERIES P, HL LARGE BUYOUT CLUB FUND V, HL LARGE BUYOUT CLUB FUND VI, HL MIRAS SECONDARY FUND LP, HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP, HL/AS GLOBAL COINVEST LP, HLSF IV HOLDINGS LP, HLSF V HOLDINGS LP, HLSF V HOLDINGS LP 2, HUDSON RIVER CO-INVESTMENT FUND III L.P., JATI PRIVATE EQUITY FUND III L.P., KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP, KTCU HL INFRASTRUCTURE MASTER FUND LP, NAKHODA LANE FUND DE SPV LP, NAKHODA LANE FUND L.P., NEW YORK CREDIT SBIC FUND L.P., SMART CLEAN AIR AND ENERGY FUND LP, TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP, UTAH REAL ASSETS PORTFOLIO, LP, HL SCOPE MASTER SICAV-RAIF SCSP AND HL SCOPE HOLDINGS S.À.R.L.

110 Washington Street, Suite 1300

Conshohocken, Pennsylvania 19428

All Communications, Notices and Orders to:

Keith Kleinman, Esq.
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428
kkleinman@hamiltonlane.com

Copies to:

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

September 2, 2025

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 23, 2021, as amended May 16, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Hamilton Lane Private Assets Fund, a non-diversified, closed-end management investment company registered under the 1940 Act (“HLPAF”);

•	Hamilton Lane Private Infrastructure Fund, a non-diversified, closed-end management investment company registered under the 1940 Act (“HLPIF”);

•	HL SCOPE RIC LLC, a non-diversified, closed-end management investment company registered under the 1940 Act (“SCOPE”);

•	Hamilton Lane Private Secondary Fund, a non-diversified, closed-end management investment company registered under the 1940 Act (“HLPSF”);

•	Hamilton Lane Venture Capital and Growth Fund, a non-diversified, closed-end management investment company registered under the 1940 Act (“HLVCGF”);

•	Hamilton Lane Credit Income Fund, a non-diversified, closed-end management investment company registered under the 1940 Act (“HLCIF” and, together with HLPAF, HLPIF, SCOPE, HLPSF and HLVCGF, the “Existing Regulated Funds”);

•	The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”); and

•	Hamilton Lane Advisors, L.L.C., an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”) and the investment adviser to the Existing Regulated Funds and Existing Affiliated Funds (the “Existing Adviser” or “HLA” and, together with the Existing Regulated Funds and the Existing Affiliated Funds, the “Applicants”).[3]

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Hamilton Lane Private Assets Fund, et al. (File No. 812-15099), Release No. IC-34182 (January 28, 2021) (notice), Release No. IC-34201 (February 23, 2021) (order) as amended by Hamilton Lane Private Assets Fund, et al. (File No. 812-15374), Release No. IC-34891 (April 19, 2023) (notice), Release No. IC-34919 (May 16, 2023) (order).

3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

Hamilton Lane Incorporated (NASDAQ: HLNE) (“HLNE”) a publicly traded company, owns a controlling interest in the Existing Adviser, and thus may be deemed to control the Regulated Funds and the Affiliated Entities. HLNE, however, is a holding company and does not currently offer investment advisory services to any person, is not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, HLNE has not been included as an Applicant.

4 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

5 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

6 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7 “Adviser” means the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

Each Existing Regulated Fund is a closed-end management investment company registered under the 1940 Act. Each Existing Regulated Fund is, or with respect to HLCIF, will be, externally managed by HLA.

A.       HLPAF

HLPAF is organized as a Delaware statutory trust.

HLPAF’s investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally. The Fund may gain access to private assets through a number of different approaches including: (i) direct investments in the equity or debt of a company; (ii) primary subscriptions to closed-end private funds, including without limitation, funds-of-funds; (iii) secondary purchases of interests in closed-end private funds and other private assets; (iv) investments in listed private equity companies, funds or other vehicles; and (v) programmatic investment relationships with asset managers outside of their commingled private funds.

HLPAF has a five-member board, of which three members are not “interested” persons of HLPAF within the meaning of Section 2(a)(19) of the 1940 Act (the “HLPAF Board”).9

B.       HLPIF

HLPIF is organized as a Delaware statutory trust.

HLPIF’s investment objective is to seek to provide current income and long-term appreciation. HLPIF will seek to achieve its investment objective through constructing a portfolio of investments in infrastructure assets (collectively, “Infrastructure Assets”) through a tactically constructed portfolio of direct co-investments, equity and debt investments in portfolio companies and secondary investments often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor, and in all cases seeking to provide global exposure to real assets in the infrastructure sector. HLPIF defines infrastructure as an asset or investment that primarily comprises permanent facilities and installations needed for the functioning of a society and/or large-scale commerce, typically characterized as fixed, physical assets. HLPIF has the flexibility to invest in Infrastructure Assets across infrastructure sectors, including but not limited to energy, telecom, renewables, transport, power, social (e.g., nursing care facilities, for-profit schools and hospitals), environment (e.g., waste, recycling and water management systems) and other infrastructure sectors (e.g., non-traditional infrastructure assets such as capital assets, including rolling stock and trailer, aircraft and ship leasing), subject to compliance with its investment strategies and restrictions and applicable law, including the 1940 Act.

HLPIF has a five-member board, of which three members are not “interested” persons of HLPIF within the meaning of Section 2(a)(19) of the 1940 Act (the “HLPIF Board”).

C.       SCOPE

SCOPE is organized as a Delaware limited liability company.

SCOPE’s investment objective is to seek to obtain returns from current income and to a lesser extent, capital appreciation, through investments in private assets globally while also focusing on preservation of capital. SCOPE seeks to build a portfolio over time to avoid concentrated risk exposures and to provide sufficient liquidity for limited redemptions. SCOPE seeks to reach its investment objectives primarily by investing directly or indirectly in the debt of companies in either the primary or secondary market and focuses on senior secured loans structured as revolving, first lien, unitranche, or second lien term loans. In addition, SCOPE may invest into a number of different approaches if such opportunities meet the investment objective, including without limitation: (i) direct investments in the equity of a company; (ii) primary subscriptions to closed-end private funds, including without limitation funds-of-funds; (iii) secondary purchases of interests in closed-end private funds and other private funds; (iv) investments in listed private equity companies, funds or other vehicles; or (v) programmatic investment relationships with asset managers outside of their commingled private funds.

9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

SCOPE has a five-member board, of which three members are not “interested” persons of SCOPE within the meaning of Section 2(a)(19) of the 1940 Act (the “SCOPE Board”).

D.       HLPSF

HLPSF is organized as a Delaware statutory trust.

HLPSF’s investment objective is to seek to provide long-term capital appreciation. HLPSF seeks to achieve its investment objective through a tactically constructed portfolio of private equity investments, primarily through privately negotiated transactions on the secondary market, including both traditional limited partner secondary investments and general partner secondary investments. Such transactions on the secondary market will be investments in private funds, holding vehicles or other investment vehicles managed by third-party managers or other private equity investments that HLA determines to have a similar risk/return profile. HLPSF may invest in private equity investments that HLA determines to have a similar risk/return profile on a global basis across developed and emerging countries, with an emphasis on North America and Western Europe.

HLPSF has a five-member board, of which three members are not “interested” persons of HLPSF within the meaning of Section 2(a)(19) of the 1940 Act (the “HLPSF Board”).

E.       HLVCGF

HLVCGF is organized as a Delaware statutory trust.

HLVCGF’s investment objective is to seek to provide long-term capital appreciation. HLVCGF seeks exposure to private companies in their early (i.e., venture capital) and growth stages of their development (“Venture and Growth Investments”) through: (i) equity and debt (including but not limited to convertible notes) investments, co-investments, joint ventures and other investments in portfolio companies that are made directly (including through an investment vehicle), generally alongside an investment sponsor, joint venture partner, operating partner, or other investor, and commonly involving a new acquisition or development of an asset, company or platform); (ii) strategic investments in underlying private funds, holding vehicles or other vehicles which are fundraising at the time of such investment; (iii) investments in portfolio funds managed by third party managers or other single-asset investments focused on Venture and Growth Investments, generally on a secondary basis from existing investors or involving a recapitalization of an equity interest in an existing portfolio fund and other investments that HLA determines to have a similar risk/return profile; (iv) investments in listed private equity companies, funds or other vehicles; or (v) programmatic investment relationships with asset managers outside of their commingled private funds.

HLVCGF has a five-member board, of which three members are not “interested” persons of HLVCGF within the meaning of Section 2(a)(19) of the 1940 Act (the “HLVCGF Board”).

F.       HLCIF

HLCIF is organized as a Delaware statutory trust. HLCIF has not commenced operations.

HLCIF’s investment objective is to seek to obtain returns from current income and to a lesser extent, capital appreciation. HLCIF seeks to achieve its investment objective through a tactically constructed portfolio to provide exposure to debt investments by investing in the debt of companies in either the primary or secondary market and will focus on senior secured loans structured as revolving, first lien, unitranche, or second lien term loans and, to a lesser extent, unsecured debt (senior unsecured and subordinated debt), mezzanine debt or preferred stock (typically with a stated dividend rate). In connection with a direct loan, HLCIF may invest in warrants or other equity securities of borrowers and may receive non-cash income features including purchase in-kind interest and original issue discount.

The business and affairs of HLCIF will be managed under the direction of a board of trustees, a majority of which will not be “interested” persons of the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act (the "HLCIF Board" and together with the HLPAF Board, the HLPIF Board, the SCOPE Board, the HLPSF Board, the HLVCGF Board and the board of directors or trustees of any Future Regulated Fund, each a "Board").

G.       The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds, each of whose investment adviser is HLA, and each of which would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.10 A list of the Existing Affiliated Funds is included on Schedule A hereto.

H.       HLA

Hamilton Lane serves as the investment adviser to the Existing Regulated Funds and the investment adviser to the Existing Affiliated Funds, respectively. HLA is a Pennsylvania limited liability company and is a registered investment adviser with the SEC under the Advisers Act.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, the Existing Adviser, among other things, manages the investment portfolio, directs purchases and sales of portfolio securities and reports thereon to each Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/manager regularly.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.       Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

10 In the future, the Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

11 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.       Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to HLA and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with HLA, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.       Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.       Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

12 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

13 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

14 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.       Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4.       No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.       Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

15 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

16 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

17 The Affiliated Entities may adopt shared Co-Investment Policies.

6.       Dispositions.

(a)       Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)       Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.       Board Oversight.

(a)       Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)       Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)       At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)       Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)       The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.       Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.       In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

18 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

19 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.       Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.       Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

21 See, e.g., Fortress Private Lending Fund, et al. (File No. 812-15551), Release No. IC-35703 (August 1, 2025) (notice), Release No. IC-35727 (August 27, 2025) (order); Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Audax Credit BDC Inc., et al. (File No. 812-15605), Release No. IC-35686 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Ellington Credit Company, et al. (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); First Trust Real Assets Fund, et al. (File No. 812-15776), Release No. IC-35675 (July 11, 2025) (notice), Release No. IC-35710 (August 11, 2025) (order); Ardian Access LLC, et al. (File No. 812-15728), Release No. IC-35674 (July 11, 2025) (notice), Release No. IC-35707 (August 6, 2025) (order); Nuveen Churchill Direct Lending Corp., et al (File No. 812-15783), Release No. IC-35672 (July 9, 2025) (notice), Release No. IC-35705 (August 5, 2025) (order); BIP Ventures Evergreen BDC, et al. (File No. 812-15782), Release No. IC-35660 (June 25, 2025) (notice), Release No. IC-35685 (July 22, 2025) (order); Principal Private Credit Fund I, et al. (File No. 812-15780), Release No. IC-35650 (June 24, 2025) (notice), Release No. IC-35684 (July 22, 2025) (order); Lago Evergreen Credit, et al. (File No. 812-15791), Release No. IC-35648 (June 23,2025) (notice), Release No. IC-35683 (July 21, 2025) (order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15593), Release No. IC-35641 (June 17, 2025) (notice), Release No. IC-35677 (July 15, 2025) (order); Trinity Capital Inc., et al. (File No. 812-15594), Release No. IC-35634 (June 11, 2025) (notice), Release No. IC-35671 (July 8, 2025) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-15768), Release No. IC-35626 (June 9, 2025) (notice), Release No. IC-35669 (July 8, 2025) (order); Vista Credit Strategic Lending Corp., et al. (File No. 812-15773), Release No. IC-35632 (June 11, 2025) (notice), Release No. IC-35667 (July 8, 2025) (order); Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Coatue Innovation Fund, et al. (File No. 812-15774), Release No. IC-35610 (May 28, 2025) (notice), Release No. IC-35649 (June 24, 2025) (order); Great Elm Capital Corp., et al. (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, et al. (File No. 812-15726), Release No. IC-35567 (May 5, 2025) (notice), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, et al. (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., et al. (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., et al. (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, et al. (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., et al. (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., et al. (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, et al. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, et al. (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, et al. (File No. 812-15757), Release No. IC-35578 (May 7, 2025), Release No. IC-35620 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, et al. (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, et al. (File No. 812-15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., et al. (File No. 812-15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, et al. (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., et al. (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund, et al. (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C. et al., (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

VI.	PROCEDURAL MATTERS

A.       Communications

Please address all communications concerning this Application, the Notice and the Order to:

Keith Kleinman, Esq.
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 1428
kkleinman@hamiltonlane.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
 900 G Street, NW
 Washington, D.C. 20001
 (202) 636-5500

B.       Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit B.

The Applicants have caused this Application to be duly signed on their behalf on the 2nd day of September, 2025.

HAMILTON LANE PRIVATE ASSETS FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HAMILTON LANE PRIVATE INFRASTRUCTURE FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HL SCOPE RIC LLC

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HAMILTON LANE PRIVATE SECONDARY FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HAMILTON LANE CREDIT INCOME FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Sole Trustee

HAMILTON LANE ADVISORS, L.L.C.

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Secretary

2020 TACTICAL MARKET FUND LP

BY: 2020 TACTICAL MARKET GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

FIFTH STOCKHOLM CI SPV L.P.

BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

FINANCE STREET AIV SPLITTER L.P.

BY: FINANCE STREET GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

FLORIDA GROWTH FUND II LLC

BY: HL FLORIDA GROWTH LLC, ITS MANAGER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

GREEN CORE FUND, L.P.

BY: GREEN CORE GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP

BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP

BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE NM FUND I LP

BY: HL NM FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP

BY: HAMILTON LANE GP X LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES

BY: HL PMOF GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES

BY: HL PMOF GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II

BY: HL PMOF GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P.

BY: Hamilton Lane - Raytheon Technologies Pension Emerging Managers GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SMID II HOLDINGS LP

BY: Hamilton Lane Global SMID II GP, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP

BY: Hamilton Lane Strategic Opportunities Fund V (Series 2019) GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP

BY: Hamilton Lane Strategic Opportunities Fund VI (Series 2020) GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP

BY: Hamilton Lane Strategic Opportunities Fund VII GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020

BY: Hamilton Lane Venture Capital Fund GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021

BY: Hamilton Lane Venture Capital Fund GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022

BY: Hamilton Lane Venture Capital Fund GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P.

BY: HLA Carpenters V LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, SERIES H2

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL-HP GLOBAL INVESTMENTS LP

BY: HL-HP GLOBAL INVESTMENTS GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF V HOLDINGS LP

BY: Hamilton Lane Secondary Fund V GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF V HOLDINGS LP 2

BY: Hamilton Lane Secondary Fund V GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NAKHODA LANE FUND L.P.

BY: Nakhoda Lane Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NAKHODA LANE FUND DE SPV LP

BY: Nakhoda Lane Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SRCS HL PE 1 (MASTER) LP

BY: SR HL PE 1 GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P.

BY: HL/NY Israel Investment fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL ENPAM FUND SPLITTER LP

BY: HL ENPAM Splitter GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL IMPACT HOLDINGS LP

BY: HL Impact Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL IMPACT II HOLDINGS LP

BY: HL Impact Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES M

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES N

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES O

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES Q

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP SERIES I

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, SERIES H1

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, SERIES P

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL LARGE BUYOUT CLUB FUND V

BY: HL Large Buyout Club Fund V GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HL LARGE BUYOUT CLUB FUND VI

BY: HL Large Buyout Club Fund Vi GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HL MIRAS SECONDARY FUND LP

BY: HL Evergreen Secondary GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL PRIVATE ASSETS HOLDINGS LP

BY: HL GPA GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL/AS GLOBAL COINVEST LP

BY: HL/AS GLOBAL COINVEST GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF IV HOLDINGS LP

BY: Hamilton Lane Secondary Fund IV GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL VENTURE CAPITAL CLUB FUND

BY: HL Venture Capital Club Fund GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HUDSON RIVER CO-INVESTMENT FUND III L.P.

BY: Hamilton Lane New York Co-Investment III LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

INNOVATION LANE LP

BY: Innovation Lane GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

JATI PRIVATE EQUITY FUND III L.P.

BY: Jati GP LLC, its General Partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP

BY: KPI – Hamilton Lane Multi-Strategy Fund I GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP

BY: KPs – Hamilton Lane Multi-Strategy Fund I GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KTCU HL INFRASTRUCTURE MASTER FUND LP

BY: KTCU Infrastructure Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

LIBRA TAURUS PE FUND MASTER LP

BY: Libra Taurus PE Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

MORAN REAL ASSET FUND II, L.P.

BY: HL Moran GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

MORAN REAL ASSET FUND III, L.P.

BY: HL Moran GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NEW YORK CREDIT CO-INVESTMENT FUND II LP

BY: New York Credit Co-Investment Fund GP II L.L.C., its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NEW YORK CREDIT SBIC FUND L.P.

BY: New York Credit SBIC Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

RAPM NM SECONDARY OPPORTUNITY FUND, L.P.

BY: HL NM Secondary Opportunity GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP

BY: Russell Investments Hamilton Lane GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP

BY: Russell Investments Hamilton Lane GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

SIXTH STOCKHOLM CI-SPV LP

BY: HL Second Stockholm GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SRE HL PE 1 (MASTER) LP

BY: SR HL PE 1 GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SREH HL PE 1 (MASTER) LP

BY: SR HL PE 1 GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SRZ HL PE 1 (MASTER) LP

BY: SR HL PE 1 GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

TARRAGON MASTER FUND LP

BY: Tarragon GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP

BY: Tower Bridge Select Opportunities – A Master Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP

BY: TTCPFS HL INVESTMENTS SPLITTER AIV FUND GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

UTAH REAL ASSETS PORTFOLIO, LP

BY: HL Utes GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2

BY: Hamilton Lane Secondary Fund V GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP

BY: HL Real Assets GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP

BY: HL Real Assets GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP

BY: Hamilton Lane Equity Opportunities GP V LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP

BY: Hamilton Lane Equity Opportunities GP V LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

ASTRO MASTER FUND III LP

BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

DRAGON HL L.P.

BY: HL PENHA GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

EDGEWOOD PARTNERS II LP

BY: HL EDGEWOOD GP II LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

EDGEWOOD PARTNERS III, L.P.

BY: HL EDGEWOOD GP III LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE CAPITAL TOWER FUND LP

BY: HAMILTON LANE SPV GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP

BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP

BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP

BY: HL/NY ISRAEL INVESTMENT FUND II GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III

BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL ENVIRONMENTAL FUND LP

BY: HL ENVIRONMENT FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL P PLUS ESG CO-INVEST FUND I LP

BY: HL P PLUS CO-INVEST FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP

BY: HL REAL ASSET OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

PENHA FUND I L.P.

BY: HL PENHA GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

PENHA FUND II L.P.

BY: HL PENHA GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

PHOENIX HL L.P.

BY: HL PENHA GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

DIRECT CREDIT FUND LP

BY: RUSSELL INVESTMENTS HAMILTON LANE DE GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SMART CLEAN AIR AND ENERGY FUND LP

BY: SMART CLEAN AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

WPP HL CREDIT OPPORTUNITIES FUND LP

BY: WPP HL CREDIT OPPORTUNITIES FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP

BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL CANADA HEALTH LP

BY: hl canada health gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P.

BY: HL CLAL CREDIT GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP

BY: hl clal credit gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL ALPHA CI SPV LP

BY: HL EIA CI SPV GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

ETHMAR TECHNOLOGY MASTER FUND LP

BY: HL ETHMAR TECHNOLOGY FUND GP, LLC

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

APA HOLDINGS LP

BY: APA GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP

BY: hamilton lane equity opportunities gp v llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP

BY: hamilton lane equity opportunities gp v llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP

BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP

BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP

BY: hamilton lane equity opportunities gp vi llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP

BY: hamilton lane equity opportunities gp vi llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP

BY: HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND

BY: HL EUROPEAN INVESTORS GP s.À R.L., ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP

BY: hl private infra cayman holdings gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE IMPACT FUND II LP

BY: hl impact fund ii gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE IMPACT FUND III-A LP

BY: hl impact fund iii gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE IMPACT FUND III-B LP

BY: hl impact fund iii gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL IMPACT III HOLDINGS LP

BY: hl impact fund iIi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP

BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP

BY: hl infrastructure opportunities fund ii gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP

BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP

BY: hl real assets gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP

BY: hamilton lane national small business credit fund gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Principal

HL PRIVATE MARKETS ACCESS HOLDINGS SCSP

BY: HL PRIVATE MARKETS ACCESS GP S.À R.L., ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE RE OPPORTUNITIES FUND I LP

BY: hamilton lane re opportunities fund i gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)

BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)

BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SECONDARY FUND VI-A LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SECONDARY FUND VI-B LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF

BY: hl european investors gp s.À r.l., its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Manager

HLSF VI HOLDINGS 3 LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF VI BLOCKER (CAYMAN) LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF VI BLOCKER (DE) LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL SCOPE MASTER SICAV-RAIF SCSP

BY: HAMILTON LANE ADVISORS, L.L.C.

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

HL SCOPE HOLDINGS S.À.R.L.

BY: HAMILTON LANE ADVISORS, L.L.C.

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP

BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP

BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP

BY: hamilton lane strategic opportunities fund ix gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP

BY: hamilton lane strategic opportunities fund ix gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL VAF I HOLDINGS TRANSACTION LP

BY: hamilton lane venture access fund i gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL GM PRIVATE MARKETS ACCESS FUND LP

BY: HL GM PRIVATE MARKETS ACCESS FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL GROWTH EQUITY CLUB FUND

BY: hl growth equity club fund gp s.À r.l., its general partner

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HL LARGE BUYOUT CLUB FUND VII

BY: hl large buyout club fund vi gp s.À r.l., its general partner

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HL VENTURE CAPITAL CLUB FUND II

BY: hl venture capital club fund ii gp s.À r.l., its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Manager

NEW FINANCE STREET L.P.

BY: new finance street gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HK ORIENTAL PEARL, LPF

BY: HAMILTON LANE ASSET MANAGEMENT (HK) LIMITED, ITS GENERAL PARTNER

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Director

HUDSON RIVER CO-INVESTMENT FUND IV L.P.

BY: HAMILTON LAND HUDSON RIVER CO-INVESTMENT FUND IV GP LLC, ITS GENERAL PARTNER

BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGING MEMBER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

HL BILLY IMPACT PE MASTER FUND LP

BY: hl billy impact pe fund gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP

BY: korea hl strategic infrastructure fund gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KIC HL CO-INVESTMENT FUND, LP

BY: kic hl co-investment fund gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KIC HL CO-INVESTMENT MASTER FUND, LP

BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Person

KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP

BY: korea hl strategic infrastructure f und ii gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

MMAA HL CO-INVESTMENT MASTER FUND, LP

BY: mmaa hl co-investment fund gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

EDGEWOOD PARTNERS IV LP

BY: hl edgewood gp iv llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NEW YORK CREDIT SBIC FUND II LP

BY: new york credit sbic fund gp ii llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Principal

HL PPLUS CO-INVEST FUND LP

BY: hl pplus co-invest fund gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL PNB SMA MASTER FUND LP

BY: hl pnb sma gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL STRATEGIC RE IRISH HOLDINGS LLC

BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Person

SMART AIR AND ENERGY MASTER FUND LP

BY: smart AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PE PROGRAM MASTER FUND L.P.

BY: hamilton lane pe program gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VA RE SMA, LP

BY: hamilton lane va re sma gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

MORAN REAL ASSET FUND IV, L.P.

BY: hl moran gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP

BY: HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

VERIFICATION

The undersigned states that he or she has duly executed the foregoing Application for and on behalf of each entity listed below, that he or she is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

HAMILTON LANE PRIVATE ASSETS FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HAMILTON LANE PRIVATE INFRASTRUCTURE FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HL SCOPE RIC LLC

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HAMILTON LANE PRIVATE SECONDARY FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

HAMILTON LANE CREDIT INCOME FUND

By:	/s/ Keith Kleinman
Name: Keith Kleinman
Title: Sole Trustee

HAMILTON LANE ADVISORS, L.L.C.

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Secretary

2020 TACTICAL MARKET FUND LP

BY: 2020 TACTICAL MARKET GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

FIFTH STOCKHOLM CI SPV L.P.

BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

FINANCE STREET AIV SPLITTER L.P.

BY: FINANCE STREET GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

FLORIDA GROWTH FUND II LLC

BY: HL FLORIDA GROWTH LLC, ITS MANAGER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

GREEN CORE FUND, L.P.

BY: GREEN CORE GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP

BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP

BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE NM FUND I LP

BY: HL NM FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP

BY: HAMILTON LANE GP X LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES

BY: HL PMOF GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES

BY: HL PMOF GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II

BY: HL PMOF GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P.

BY: Hamilton Lane - Raytheon Technologies Pension Emerging Managers GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SMID II HOLDINGS LP

BY: Hamilton Lane Global SMID II GP, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP

BY: Hamilton Lane Strategic Opportunities Fund V (Series 2019) GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP

BY: Hamilton Lane Strategic Opportunities Fund VI (Series 2020) GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP

BY: Hamilton Lane Strategic Opportunities Fund VII GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020

BY: Hamilton Lane Venture Capital Fund GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021

BY: Hamilton Lane Venture Capital Fund GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022

BY: Hamilton Lane Venture Capital Fund GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P.

BY: HLA Carpenters V LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, SERIES H2

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL-HP GLOBAL INVESTMENTS LP

BY: HL-HP GLOBAL INVESTMENTS GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF V HOLDINGS LP

BY: Hamilton Lane Secondary Fund V GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF V HOLDINGS LP 2

BY: Hamilton Lane Secondary Fund V GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NAKHODA LANE FUND L.P.

BY: Nakhoda Lane Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NAKHODA LANE FUND DE SPV LP

BY: Nakhoda Lane Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SRCS HL PE 1 (MASTER) LP

BY: SR HL PE 1 GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P.

BY: HL/NY Israel Investment fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL ENPAM FUND SPLITTER LP

BY: HL ENPAM Splitter GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL IMPACT HOLDINGS LP

BY: HL Impact Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL IMPACT II HOLDINGS LP

BY: HL Impact Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES M

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES N

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES O

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES Q

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP SERIES I

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, SERIES H1

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, SERIES P

BY: HL International Investors GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL LARGE BUYOUT CLUB FUND V

BY: HL Large Buyout Club Fund V GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HL LARGE BUYOUT CLUB FUND VI

BY: HL Large Buyout Club Fund Vi GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HL MIRAS SECONDARY FUND LP

BY: HL Evergreen Secondary GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL PRIVATE ASSETS HOLDINGS LP

BY: HL GPA GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL/AS GLOBAL COINVEST LP

BY: HL/AS GLOBAL COINVEST GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF IV HOLDINGS LP

BY: Hamilton Lane Secondary Fund IV GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL VENTURE CAPITAL CLUB FUND

BY: HL Venture Capital Club Fund GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HUDSON RIVER CO-INVESTMENT FUND III L.P.

BY: Hamilton Lane New York Co-Investment III LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

INNOVATION LANE LP

BY: Innovation Lane GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

JATI PRIVATE EQUITY FUND III L.P.

BY: Jati GP LLC, its General Partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP

BY: KPI – Hamilton Lane Multi-Strategy Fund I GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP

BY: KPs – Hamilton Lane Multi-Strategy Fund I GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KTCU HL INFRASTRUCTURE MASTER FUND LP

BY: KTCU Infrastructure Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

LIBRA TAURUS PE FUND MASTER LP

BY: Libra Taurus PE Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

MORAN REAL ASSET FUND II, L.P.

BY: HL Moran GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

MORAN REAL ASSET FUND III, L.P.

BY: HL Moran GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NEW YORK CREDIT CO-INVESTMENT FUND II LP

BY: New York Credit Co-Investment Fund GP II L.L.C., its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NEW YORK CREDIT SBIC FUND L.P.

BY: New York Credit SBIC Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

RAPM NM SECONDARY OPPORTUNITY FUND, L.P.

BY: HL NM Secondary Opportunity GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP

BY: Russell Investments Hamilton Lane GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP

BY: Russell Investments Hamilton Lane GP SARL

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

SIXTH STOCKHOLM CI-SPV LP

BY: HL Second Stockholm GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SRE HL PE 1 (MASTER) LP

BY: SR HL PE 1 GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SREH HL PE 1 (MASTER) LP

BY: SR HL PE 1 GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SRZ HL PE 1 (MASTER) LP

BY: SR HL PE 1 GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

TARRAGON MASTER FUND LP

BY: Tarragon GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP

BY: Tower Bridge Select Opportunities – A Master Fund GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP

BY: TTCPFS HL INVESTMENTS SPLITTER AIV FUND GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

UTAH REAL ASSETS PORTFOLIO, LP

BY: HL Utes GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2

BY: Hamilton Lane Secondary Fund V GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP

BY: HL Real Assets GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP

BY: HL Real Assets GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP

BY: Hamilton Lane Equity Opportunities GP V LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP

BY: Hamilton Lane Equity Opportunities GP V LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

ASTRO MASTER FUND III LP

BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

DRAGON HL L.P.

BY: HL PENHA GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

EDGEWOOD PARTNERS II LP

BY: HL EDGEWOOD GP II LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

EDGEWOOD PARTNERS III, L.P.

BY: HL EDGEWOOD GP III LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE CAPITAL TOWER FUND LP

BY: HAMILTON LANE SPV GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP

BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP

BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP

BY: HL/NY ISRAEL INVESTMENT FUND II GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III

BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL ENVIRONMENTAL FUND LP

BY: HL ENVIRONMENT FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL P PLUS ESG CO-INVEST FUND I LP

BY: HL P PLUS CO-INVEST FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP

BY: HL REAL ASSET OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

PENHA FUND I L.P.

BY: HL PENHA GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

PENHA FUND II L.P.

BY: HL PENHA GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

PHOENIX HL L.P.

BY: HL PENHA GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

DIRECT CREDIT FUND LP

BY: RUSSELL INVESTMENTS HAMILTON LANE DE GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SMART CLEAN AIR AND ENERGY FUND LP

BY: SMART CLEAN AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

WPP HL CREDIT OPPORTUNITIES FUND LP

BY: WPP HL CREDIT OPPORTUNITIES FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP

BY: hl second stockholm gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL CANADA HEALTH LP

BY: hl canada health gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P.

BY: HL CLAL CREDIT GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP

BY: hl clal credit gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL ALPHA CI SPV LP

BY: HL EIA CI SPV GP LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

ETHMAR TECHNOLOGY MASTER FUND LP

BY: HL ETHMAR TECHNOLOGY FUND GP, LLC

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

APA HOLDINGS LP

BY: APA GP, LLC, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP

BY: hamilton lane equity opportunities gp v llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP

BY: hamilton lane equity opportunities gp v llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP

BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP

BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP

BY: hamilton lane equity opportunities gp vi llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP

BY: hamilton lane equity opportunities gp vi llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP

BY: HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS GP LLC, ITS

GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND

BY: HL EUROPEAN INVESTORS GP s.À R.L., ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP

BY: hl private infra cayman holdings gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE IMPACT FUND II LP

BY: hl impact fund ii gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE IMPACT FUND III-A LP

BY: hl impact fund iii gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE IMPACT FUND III-B LP

BY: hl impact fund iii gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL IMPACT III HOLDINGS LP

BY: hl impact fund iIi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP

BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP

BY: hl infrastructure opportunities fund ii gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP

BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP

BY: hl real assets gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP

BY: hamilton lane national small business credit fund gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Principal

HL PRIVATE MARKETS ACCESS HOLDINGS SCSP

BY: HL PRIVATE MARKETS ACCESS GP S.À R.L., ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE RE OPPORTUNITIES FUND I LP

BY: hamilton lane re opportunities fund i gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)

BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)

BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SECONDARY FUND VI-A LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SECONDARY FUND VI-B LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF

BY: hl european investors gp s.À r.l., its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Manager

HLSF VI HOLDINGS 3 LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF VI BLOCKER (CAYMAN) LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HLSF VI BLOCKER (DE) LP

BY: hamilton lane secondary fund vi gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL SCOPE MASTER SICAV-RAIF SCSP

BY: HAMILTON LANE ADVISORS, L.L.C.

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

HL SCOPE HOLDINGS S.À.R.L.

BY: HAMILTON LANE ADVISORS, L.L.C.

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP

BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP

BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP

BY: hamilton lane strategic opportunities fund ix gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP

BY: hamilton lane strategic opportunities fund ix gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL VAF I HOLDINGS TRANSACTION LP

BY: hamilton lane venture access fund i gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL GM PRIVATE MARKETS ACCESS FUND LP

BY: HL GM PRIVATE MARKETS ACCESS FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL GROWTH EQUITY CLUB FUND

BY: hl growth equity club fund gp s.À r.l., its general partner

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HL LARGE BUYOUT CLUB FUND VII

BY: hl large buyout club fund vi gp s.À r.l., its general partner

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

HL VENTURE CAPITAL CLUB FUND II

BY: hl venture capital club fund ii gp s.À r.l., its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Manager

NEW FINANCE STREET L.P.

BY: new finance street gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HK ORIENTAL PEARL, LPF

BY: HAMILTON LANE ASSET MANAGEMENT (HK) LIMITED, ITS GENERAL PARTNER

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Director

HUDSON RIVER CO-INVESTMENT FUND IV L.P.

BY: HAMILTON LAND HUDSON RIVER CO-INVESTMENT FUND IV GP LLC, ITS GENERAL PARTNER

BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGING MEMBER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

HL BILLY IMPACT PE MASTER FUND LP

BY: hl billy impact pe fund gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP

BY: korea hl strategic infrastructure fund gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KIC HL CO-INVESTMENT FUND, LP

BY: kic hl co-investment fund gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

KIC HL CO-INVESTMENT MASTER FUND, LP

BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Person

KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP

BY: korea hl strategic infrastructure f und ii gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

MMAA HL CO-INVESTMENT MASTER FUND, LP

BY: mmaa hl co-investment fund gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

EDGEWOOD PARTNERS IV LP

BY: hl edgewood gp iv llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

NEW YORK CREDIT SBIC FUND II LP

BY: NEW YORK CREDIT SBIC FUND GP II LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Principal

HL PPLUS CO-INVEST FUND LP

BY: hl pplus co-invest fund gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL PNB SMA MASTER FUND LP

BY: hl pnb sma gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL STRATEGIC RE IRISH HOLDINGS LLC

BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Person

SMART AIR AND ENERGY MASTER FUND LP

BY: smart AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PE PROGRAM MASTER FUND L.P.

BY: hamilton lane pe program gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE VA RE SMA, LP

BY: hamilton lane va re sma gp, llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

MORAN REAL ASSET FUND IV, L.P.

BY: hl moran gp llc, its general partner

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP

BY: hamilton lane private markets fund y tree clients (equity) gp llc, ITS GENERAL PARTNER

By:	/s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

SCHEDULE A

Green Core Fund, L.P.

Hamilton Lane/NYSCRF Israel Investment Fund L.P.

KPS-Hamilton Lane Multi-Strategy Fund I Master LP

Libra Taurus PE Fund Master LP

SRE HL PE 1 (Master) LP

SREH HL PE 1 (Master) LP

SRZ HL PE 1 (Master) LP

Tarragon Master Fund LP

Hamilton Lane Infrastructure OPPORTUNITIES Fund II Holdings LP

Hamilton Lane Infrastructure OPPORTUNITIES Fund II Holdings-2 LP

Hamilton Lane Equity Opportunities Fund V Holding LP

Hamilton Lane Equity Opportunities Fund V Holding-2 LP

Edgewood Partners III, L.P.

Hamilton Lane Capital Tower Fund LP

HL EnvironmentAL Fund LP

HL Large Buyout Club Fund VII

HL P Plus ESG Co-Invest Fund I LP

SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP

HL CANADA HEALTH LP

CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P.

CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP

HL ALPHA CI SPV LP

ETHMAR TECHNOLOGY MASTER FUND LP

APA HOLDINGS LP

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP

HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP

HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP

HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND

HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP

HAMILTON LANE IMPACT FUND II LP

HL IMPACT II HOLDINGS LP

HAMILTON LANE IMPACT FUND III-a LP

HAMILTON LANE IMPACT FUND III-b LP

HL IMPACT III HOLDINGS LP

HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP

HAMILTON LANE INFRASTRUCTURE oPPORTUNITIES FUND LP

HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP

HAMILTON LANE NM FUND I LP

HL PRIVATE MARKETS ACCESS HOLDINGS SCSP

HAMILTON LANE RE OPPORTUNITIES FUND I LP

HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)

HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)

HAMILTON LANE SECONDARY FUND VI-D SCSP-raif

HLSF VI HOLDINGS 3 LP

HLSF VI BLOCKER (CAYMAN) LP

HLSF VI BLOCKER (DE) LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP

HL VAF I HOLDINGS TRANSACTION LP

HL GM PRIVATE MARKETS ACCESS FUND lp

HL GROWTH EQUITY CLUB FUND

HL VENTURE CAPITAL CLUB FUND II

NEW FINANCE STREET L.P.

HK ORIENTAL PEARL, LPF

HUDSON RIVER CO-INVESTMENT FUND IV L.P.

HL BILLY IMPACT PE MASTER FUND LP

KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP

KIC HL CO-INVESTMENT FUND, LP

KIC HL CO-INVESTMENT MASTER FUND, LP

KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP

MMAA HL CO-INVESTMENT MASTER FUND, LP

PENHA FUND I L.P.

EDGEWOOD PARTNERS IV LP

NEW YORK CREDIT SBIC FUND II LP

HL PPLUS CO-INVEST FUND LP

HL PNB SMA MASTER FUND LP

HL STRATEGIC RE IRISH HOLDINGS LLC

SMART AIR AND ENERGY MASTER FUND LP

HAMILTON LANE PE PROGRAM MASTER FUND L.P.

HAMILTON LANE VA RE SMA, LP

MORAN REAL ASSET FUND IV, L.P.

HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP

EDGEWOOD PARTNERS II LP

HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP

HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP

HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP

HL-HP GLOBAL INVESTMENTS LP

SRCS HL PE 1 (MASTER) LP

HL PRIVATE ASSETS HOLDINGS LP

INNOVATION LANE LP

MORAN REAL ASSET FUND II, L.P.

MORAN REAL ASSET FUND III, L.P.

NEW YORK CREDIT CO-INVESTMENT FUND II LP

PENHA FUND II L.P.

PHOENIX HL L.P.

RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP

RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP

SIXTH STOCKHOLM CI-SPV LP

TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP

WPP HL CREDIT OPPORTUNITIES FUND LP

HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP

HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP

HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2

RAPM NM SECONDARY OPPORTUNITY FUND, L.P.

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP

2020 TACTICAL MARKET FUND LP

ASTRO MASTER FUND III LP

DIRECT CREDIT FUND LP

DRAGON HL L.P.

FIFTH STOCKHOLM CI SPV L.P.

FINANCE STREET AIV SPLITTER L.P.

FLORIDA GROWTH FUND II LLC

HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P.

HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP

HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP

HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II

HAMILTON LANE SECONDARY FUND VI-A LP

HAMILTON LANE SECONDARY FUND VI-B LP

HAMILTON LANE SMID II HOLDINGS LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021

HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022

HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP

HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P.

HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III

HL ENPAM FUND SPLITTER LP

HL IMPACT HOLDINGS LP

HL INTERNATIONAL INVESTORS L.P. SERIES M

HL INTERNATIONAL INVESTORS L.P. SERIES N

HL INTERNATIONAL INVESTORS L.P. SERIES O

HL INTERNATIONAL INVESTORS L.P. SERIES Q

HL INTERNATIONAL INVESTORS LP SERIES I

HL INTERNATIONAL INVESTORS LP

HL SECONDARY OPPORTUNITIES 2018 SERIES

HL INTERNATIONAL INVESTORS LP, SERIES H1

HL INTERNATIONAL INVESTORS LP, SERIES H2

HL INTERNATIONAL INVESTORS LP, SERIES P

HL LARGE BUYOUT CLUB FUND V

HL LARGE BUYOUT CLUB FUND VI

HL MIRAS SECONDARY FUND LP

HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP

HL/AS GLOBAL COINVEST LP

HLSF IV HOLDINGS LP

HLSF V HOLDINGS LP

HLSF V HOLDINGS LP 2

HUDSON RIVER CO-INVESTMENT FUND III L.P.

JATI PRIVATE EQUITY FUND III L.P.

KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP

KTCU HL INFRASTRUCTURE MASTER FUND LP

NAKHODA LANE FUND DE SPV LP

NAKHODA LANE FUND L.P.

NEW YORK CREDIT SBIC FUND L.P.

SMART CLEAN AIR AND ENERGY FUND LP

TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP

UTAH REAL ASSETS PORTFOLIO, LP

HL SCOPE MASTER SICAV-RAIF SCSP

HL SCOPE HOLDINGS S.À.R.L.

Exhibit A

EXHIBIT A

APPROVAL OF FILING SECTION 17(D) APPLICATION FOR CO-INVESTMENT RELIEF

Proposed Resolutions to be Adopted by the Trustees of Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane Private Secondary Fund, Hamilton Lane Venture Capital and Growth Fund and Hamilton Lane Credit Income Fund

WHEREAS, the Board of Trustees deems it is advisable and in the best interest of each of Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane Private Secondary Fund, Hamilton Lane Venture Capital and Growth Fund and Hamilton Lane Credit Income Fund (together, the “Funds”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Hamilton Lane Advisors, L.L.C., and the Funds be, and each of them hereby is, authorized and directed on behalf of the Funds and in their name and on behalf of the Funds, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Funds or any of their directors, trustees or officers, as applicable, in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

APPROVAL OF FILING SECTION 17(D) APPLICATION FOR CO-INVESTMENT RELIEF

Proposed Resolutions to be Adopted by the Directors HL SCOPE RIC LLC

WHEREAS, the Board of Directors deems it is advisable and in the best interest of HL SCOPE RIC LLC (the “Fund”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Hamilton Lane Advisors, L.L.C., and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in their name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of their directors, trustees or officers, as applicable, in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

A-1

Exhibit B

EXHIBIT B

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

B-1